Lavoro Reaches Out-of-Court Restructuring Agreement with Key Suppliers and Reports Certain Preliminary Unaudited Financial Information for Second Quarter of Fiscal 2025

•Lavoro Brazil reached an agreement with its principal suppliers providing for a multi-year inventory financing framework and the extension of obligation payment terms, positioning the business unit for recovery
•2Q25 preliminary1 unaudited consolidated revenue was R$2.25 billion, a decrease of 27% year-over-year, primarily due to inventory shortages in Brazil Ag Retail; preliminary unaudited consolidated gross profit decreased 28% to R$366.9 million
•FY2025 guidance withdrawn
•Management to host a conference call today at 5:00 p.m. ET (6:00 p.m. BRT)

SÃO PAULO – June 18th, 2025 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO, LVROW) (“Lavoro”, or the “Company”), the first U.S. listed pure-play agricultural inputs retailer in Latin America, announced today that its subsidiary, Lavoro Agro Holding S.A. (“Lavoro Brazil”) has reached an out-of-court restructuring agreement with a number of its principal product suppliers that provides for the extension of payment terms and secures future product supply for a muti-year period in order to help mitigate further supply chain disruption (“Agreement”).

“This Agreement reflects the trust and long-term commitment we have established with our key suppliers,” said Ruy Cunha, CEO of Lavoro. "By securing a multi-year supply agreement with transparent and standardized inventory financing terms, we are not only taking important steps toward resolving immediate product availability constraints, but also enhancing the long-term predictability of Lavoro Brazil’s operations. Moreover, the extension to supplier payment obligations will provide us the flexibility to right-size Lavoro Brazil’s fixed cost structure, drive operational efficiencies, and sharpen the strategic focus on its core strengths, which we believe will help ensure it emerges from this cycle as a leaner, more agile and resilient business unit.”

Accordingly, Lavoro Brazil formally submitted to the Brazilian courts today an out-of-court negotiated reorganization plan ( “EJ Plan”) in connection with the Agreement. The EJ Plan, structured under Brazil’s Recuperação Extrajudicial legal framework, will become binding on all eligible product suppliers upon court approval, and not just those who are parties to the initial Agreement, thereby ensuring broad-based effectiveness of the reorganization process.

The principal suppliers party to the Agreement include BASF, FMC Agrícola, UPL Brasil, EuroChem, and Ourofino, and are committed to supporting Lavoro Brazil’s EJ Plan. Discussions with other key suppliers are ongoing and at advanced stages but were not finalized in time for inclusion in the initial EJ Plan submission. While full ratification of the Agreement is conditional upon court approval of the EJ Plan, its
1 See “Preliminary Information below.

supply and financing terms are already in effect, and the normal flow of inventory from these partners has resumed in the fourth fiscal quarter.

The EJ Plan involves the product suppliers of Lavoro Brazil, and does not impact financial lenders and creditors, third-party service providers, contractors, or employees. Furthermore, the EJ Plan applies solely to Lavoro Brazil, which comprises the Brazil Ag Retail segment and includes Perterra2, a subsidiary consolidated under Crop Care. Lavoro’s other subsidiaries within the segments Latam Ag Retail and Crop Care (excluding Perterra) are not included in the EJ Plan.

The EJ Plan provides for an extension of supplier obligations due in FY25, rescheduling repayments over a two- to five-year period, which would improve Lavoro Brazil’s financial flexibility. In addition, the EJ Plan establishes a multi-year contractual framework that would standardize inventory supply and financing terms, ensuring reliable product availability and mitigating the risk of future abrupt changes in industry-wide credit conditions that could disrupt Lavoro Brazil’s operations.

As context, Brazil’s 2023/24 crop year was impacted by a confluence of headwinds including falling commodity and agricultural input prices, declining farmer profitability, severe droughts across key producing states, and restricted liquidity for farmers. Lavoro Brazil navigated this challenging environment by gaining market share and entered FY25 positioned to benefit from signs of market stabilization.

However, as previously disclosed in the Company’s 1Q25 earnings release, a sharp deterioration in inventory financing conditions, exacerbated by the judicial reorganization of a major agriculture retail competitor in Brazil, led to severe product shortages during the peak of crop planting season. This disruption materially affected Lavoro Brazil’s commercial operations in November and December.

Although negotiations with key suppliers in January partially alleviated bottlenecks, it became clear that the typical bilateral approach of negotiating with each supplier individually would not sufficiently resolve the product supply issue to avoid significant impacts in fiscal 2026. Lavoro management believes the EJ Plan emerged as the most effective solution to align suppliers under a standardized inventory supply and financing structure, helping ensure stability going forward.

Key Details of the EJ Plan

The EJ Plan restructures approximately R$2.5 billion in trade payables owed by Lavoro Brazil to its agricultural input suppliers as of the filing date. The EJ Plan categorizes suppliers into a few creditor classes, each with tailored repayment and supply obligations:
•General Supporting Creditors: Receive 100% of principal, with interest indexed to Brazil’s inflation index (IPCA). Up to 10% of supplier claims are payable in-kind through products previously purchased and currently held in inventory by Lavoro Brazil. The remaining balance to be paid Repayment to occur in 10 equal semiannual installments from September 2025, through April 2030.
•Seed Supporting Creditors: Receive 100% of principal, with IPCA-indexed interest. Repayment to occur in 5 equal semiannual installments from October 2025, through September 2027.
•Special Supporting Creditors: Receive 100% of principal, with IPCA-indexed interest. Up to 20% of supplier claims (or up to 40% of the claim for US dollar denominated claims) are payable in-kind
2 Perterra Trading S.A. and Perterra Distribuidora de Insumos S.A., collectively referred to as “Perterra”.

through products previously purchased and currently held in inventory by Lavoro Brazil. The remaining balance to be paid in 8 equal semiannual installments from September 2025, through April 2029.
•Small Supporting Creditors: Receive a lump-sum cash payment of up to R$50,000, with the balance (if any) discharged.
•Non-Supporting Creditors: Receive a single cash payment equivalent to 50% of the claim on June 2032, with IPCA-indexed interest accrued until the payment date.

In parallel, the EJ Plan includes a multi-year inventory supply and financing framework with certain supporting creditor class, standardizing commercial terms and ensuring product availability through the length of the EJ Plan.

The EJ Plan was filed with the São Paulo reorganization court on June 18th, 2025. Upon confirmation by the court, the EJ Plan will result in the novation of affected obligations, extinguish related judicial proceedings, and provide for the release of guarantees, and credit bureau regularization under Brazilian law.

The full EJ Plan can be found on Lavoro’s Investor Relations website.

Impact of EJ Plan on 2Q25 Financial Disclosure and Guidance

Given the complexities associated with the EJ Plan, which impacted the completion of Lavoro’s financial closing procedures, Lavoro is providing certain preliminary unaudited financial information relating to revenue and gross profit for the second quarter of fiscal 2025. Lavoro remains committed to transparency and expects to provide full financial results upon completion of these procedures.

As a result of these dynamics, the Company has determined it is prudent to withdraw its previously issued fiscal 2025 financial outlook at this time.

2Q25 Preliminary Unaudited Revenue and Gross Profit Financial Information3,4

•2Q25 preliminary unaudited consolidated revenue was R$2.25 billion, a decrease of 27% year-over-year (y/y), primarily due to inventory shortages in Brazil Ag Retail which led to booking cancellations and indirectly impacted Crop Care revenue as well. In USD terms, revenue decreased 38% y/y to $384.4 million, including a 15% depreciation of the Brazilian real (BRL) relative to the prior year period.

•2Q25 preliminary unaudited consolidated gross profit decreased 28% to R$366.9 million, with gross margins contracting 40 bps to 16.3%, driven primarily by lower distribution margins in Brazil Ag Retail and adverse product mix effect in Crop Care. In USD terms, gross profit decreased by 39% to $62.8 million.

Brazil Ag Retail

•Brazil Ag Retail’s preliminary unaudited segment revenue declined 30% y/y to R$1.84 billion in 2Q25, due to the previously mentioned product availability constraints.

•Preliminary unaudited segment gross margin contracted by 240bps to 11.5%. This margin compression reflects the strategic decision to prioritize long-term client relationships by fulfilling orders with equivalent or, in many cases, superior products to those that were originally ordered items but unavailable, at the expense of short-term profitability.

Latam Ag Retail

•Latam Ag Retail preliminary unaudited segment revenue increased 4% to R$287.3 million in 2Q25, reflecting stable market conditions and the appreciation of the Colombian peso relative to the Brazilian real.

•Preliminary unaudited segment gross profit increased by 32% to R$64.8 million, with gross margins expanding by 480 bps to 22.6%, driven by improved margins in seeds and specialty products, and the positive effect from product category mix shifts.

Crop Care

•Crop Care preliminary unaudited segment revenue was R$251.5 million in 2Q25, a decrease of 30% y/y, driven by two separate factors. First, Agrobiologica’s sales were negatively affected by temporary, industry-wide regulatory uncertainty surrounding “on-farm” biologicals, a situation that has since been resolved following the enactment of new legislation. Second, sales of specialty fertilizers and adjuvants from Crop Care subsidiaries Union Agro and Cromo to Lavoro Brazil were negatively affected by the cancellation of bundled purchase orders due to broader product shortages.

•Crop Care preliminary unaudited segment gross profit fell 53% y/y to R$59.5 million, with gross margins contracting 1,160 basis points to 23.7%. The margin compression reflected an unfavorable
3 Preliminary unaudited financial information presented in US dollars in throughout this release are converted using the following average period USD/BRL exchange rate: 5.841 for 2Q25, 5.546 for 1Q25, 4.955 for 2Q24, and 4.883 for 1Q24.
4 See “Preliminary Information” below.

shift in product mix, led by weaker biological sales, as well as pressure from fixed-cost under-absorption and higher raw material costs due to the weaker BRL.

Preliminary Unaudited Consolidated Results (BRL)	2Q24	2Q25	Chg. %	1H24	1H25	Chg. %
(in millions of Brazilian reais)

Revenue by Segment	3,065.9	2,245.5	(27)%	5,431.9	4,298.2	(21)%
Brazil Ag Retail	2,619.9	1,840.7	(30)%	4,637.8	3,390.6	(27)%
Latam Ag Retail	276.3	287.3	4%	600.5	624.3	4%
Crop Care	360.8	251.5	(30)%	535.8	545.2	2%
Intercompany eliminations	(191.1)	(134.0)		(342.3)	(261.9)

Revenue by Category	3,065.9	2,245.5	(27)%	5,431.9	4,298.2	(21)%
Inputs revenue	3,026.7	2,199.8	(27)%	5,166.7	4,142.9	(20)%
Grains revenue	39.2	45.7	17%	265.2	155.3	(41)%

Gross Profit	510.6	366.9	(28)%	803.9	688.0	(14)%
Brazil Ag Retail	363.2	212.4	(42)%	539.5	401.4	(26)%
Latam Ag Retail	49.2	64.8	32%	93.9	112.6	20%
Crop Care	127.4	59.5	(53)%	203.3	143.7	(29)%
Intercompany eliminations	(29.2)	30.2		(32.8)	30.3

Gross Margin	16.7%	16.3%	-40 bps	14.8%	16.0%	120 bps
Brazil Ag Retail	13.9%	11.5%	-240 bps	11.6%	11.8%	20 bps
Latam Ag Retail	17.8%	22.6%	480 bps	15.6%	18.0%	240 bps
Crop Care	35.3%	23.7%	-1160 bps	37.9%	26.4%	-1150 bps

Gross Margin (% of Inputs revenue)	16.9%	16.7%	-20 bps	15.6%	16.6%	100 bps
Brazil Ag Retail	14.0%	11.7%	-230 bps	12.2%	12.2%	0 bps
Latam Ag Retail	18.1%	24.2%	610 bps	16.6%	19.8%	320 bps
Crop Care	35.3%	23.7%	-1160 bps	37.9%	26.4%	-1150 bps

Preliminary Unaudited Consolidated Results (USD)	2Q24	2Q25	Chg. %	1H24	1H25	Chg. %
(in millions of US dollars)

Revenue by Segment	618.7	384.4	(38)%	1,103.2	754.6	(32)%
Brazil Ag Retail	528.7	315.1	(40)%	942.0	594.6	(37)%
Latam Ag Retail	55.8	49.2	(12)%	122.2	110.0	(10)%
Crop Care	72.8	43.1	(41)%	108.6	96.1	(12)%
Intercompany eliminations	(38.6)	(22.9)		(69.5)	(46.0)

Revenue by Category	618.7	384.4	(38)%	1,103.2	754.6	(32)%
Inputs revenue	610.8	376.6	(38)%	1,049.0	727.0	(31)%
Grains revenue	7.9	7.8	(1)%	54.2	27.6	(49)%

Gross Profit	103.0	62.8	(39)%	163.1	120.7	(26)%
Brazil Ag Retail	73.3	36.4	(50)%	109.4	70.5	(36)%
Latam Ag Retail	9.9	11.1	12%	19.1	19.7	3%
Crop Care	25.7	10.2	(60)%	41.2	25.4	(38)%
Intercompany eliminations	(5.9)	5.2		(6.6)	5.2

Gross Margin	16.6%	16.3%	-30 bps	14.8%	16.0%	120 bps
Brazil Ag Retail	13.9%	11.5%	-240 bps	11.6%	11.9%	30 bps
Latam Ag Retail	17.7%	22.6%	490 bps	15.6%	17.9%	230 bps
Crop Care	35.3%	23.7%	-1160 bps	37.9%	26.4%	-1150 bps

Gross Margin (% of Inputs revenue)	16.9%	16.7%	-20 bps	15.5%	16.6%	110 bps
Brazil Ag Retail	14.0%	11.7%	-230 bps	12.2%	12.2%	0 bps
Latam Ag Retail	18.1%	24.2%	610 bps	16.6%	19.7%	310 bps
Crop Care	35.3%	23.7%	-1160 bps	37.9%	26.4%	-1150 bps

Conference Call Details

Lavoro management will host a conference call and audio webcast on June 18th, 2025, at 5:00 p.m. ET (6:00 p.m. BRT) to discuss the out-of-court restructuring agreement with its suppliers and the preliminary unaudited fiscal 2Q25 revenue and gross profit financial information.

Participant numbers: 1-844-539-3703 (U.S.), 1-412-652-1273 (International)
The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

About Lavoro
Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Founded in 2017, Lavoro has a wide geographical presence across Latin America, operating in Brazil, Colombia, Uruguay, and Ecuador. Learn more about Lavoro at ir.lavoroagro.com.

Reportable Segments
Lavoro’s reportable segments are the following:
Brazil Ag Retail: comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil.
Latam Ag Retail: includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).
Crop Care: includes companies that manufacture and distribute our own portfolio of private label specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products), and import and distribute off-patent crop protection products.

Lavoro’s Fiscal Year
Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30 of the following year. Given this, Lavoro’s quarters have the following format:
1Q – quarter starting on July 1 and ending on September 30.
2Q – quarter starting on October 1 and ending on December 31.
3Q – quarter starting on January 1 and ending on March 31.
4Q – quarter starting on April 1 and ending on June 30.

Forward-Looking Statements
The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “guidance,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.
These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.
In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Preliminary Information

This document contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”). The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm. This Preliminary Information is subject to ongoing review. Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information. During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material. Lavoro undertakes no obligation to update or revise the Preliminary Information set forth in this document as a result of new information, future events or otherwise, except as otherwise required by law. The Preliminary Information may differ from actual results. Therefore, you should not place undue reliance upon this Preliminary Information. The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period.

Contact
Julian Garrido
julian.garrido@lavoroagro.com
Tigran Karapetian
tigran.karapetian@lavoroagro.com
Fernanda Rosa
fernanda.rosa@lavoroagro.com